                     Filed by Avanex Corporation (Commission File No. 000-29175)
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                    Subject Company: Oplink Communications, Inc.
                                                 (Commission File No. 000-31581)



                       FY 2001 Q3 EARNINGS CONFERENCE CALL
                                 APRIL 23, 2001
                                 4:30 P.M. EST


Mark Weinswig:
-------------

We would like to advise you that our report and the discussions that we will have today will include forward looking statements. These statements are subject to a number of risks and uncertainties, and actual future results may vary materially. I encourage you to read the risks described in the Company's SEC reports, including the Company's quarterly report on Form 10-Q filed with the SEC on February 11, 2002, for an understanding of the factors that may affect the Company's business and results.

Paul Engle, President and Chief Executive Officer:
-------------------------------------------------

Good afternoon ladies and gentlemen and thank you for being with us today.

I would like to begin my comments today with my view of the optical industry.

While the long term trend for optical networking remains very promising, the telecommunications sector continues to experience tough times. Visibility is low as service providers significantly cutback on their cap-ex spending initiatives.

Even within this tough environment, there are signs of some positive trends for this industry:

First, optical networking is an increasingly pervasive part of the telecom network as carriers seek to lower their operating costs while increasing their network capabilities to meet continuing demand for their services.

Second, optical networking which was previously focused on long haul communications is moving closer to the metro and edge part of the network.

Finally, optical systems are being developed with additional flexibility and intelligence to adapt to the ever-changing conditions of traffic demand.

There are three primary factors that affect this migration:

First, data traffic continues to grow, but at a slower than expected pace. Installed bandwidth is being consumed, but generating lower than expected revenue. Carriers then reduce their capital investments shifting their emphasis from capacity ahead of demand to lower operating costs as they struggle to operate more profitably.

Second, the success of new applications to permeate households and businesses such as video on demand, high-speed internet access, and desktop conferencing - and doing it profitably.

And third, the ability of companies, like Avanex, to develop new products and technologies that help to significantly lower the operating costs of telecommunications networks.

By increasing our investments in research and development, through both internal and external means, I believe that we can capitalize on the trend of next generation networks that reduce operational costs and increase performance.

With this as background, I would like to focus on what I believe are the key takeaways from our most recent quarter. I will also discuss what steps we are implementing today to increase our competitive position - including our proposed merger with Oplink Communications - our efforts to further expand our product portfolio, and our ability to increase customer traction. I will conclude my comments with the Company's outlook.

Now, let me share with you some highlights from our most recent quarter.

During the December quarter, we increased our revenues by $1.9 million, or 23%, from the prior quarter, to $10.2 million, slightly ahead of our prior guidance.

In addition to meeting our revenue targets, we slightly exceeded our previous EPS guidance, excluding special items as detailed in the press release. I believe that these results illustrate that there are opportunities even in today's uncertain and difficult market.

Now let me comment on other dimensions of our Q3 results.

On the customer front, during the third quarter, we recognized revenues from 10 customers. Two of these customers each generated greater than 10% of total revenue: Cisco and Fujitsu.

It is also important to note that in the March quarter, over 60% of our revenues were for metro DWDM/OADM applications. As I mentioned previously, Avanex is working to become a leading supplier of metro products. We are focusing our sales and development efforts on modules and subsystems for next generation metro applications in order to exploit the expected growth in demand for metro communications equipment. At the same time, we are maintaining our capability to supply the long haul market.

In terms of product lines, we continue to strengthen the product base with our next generation products. During the most recent quarter, our revenues from PowerMux and PowerExchanger were greater than 80% of total revenues, up from 70% in the prior quarter.

We are working to increase revenue contribution from our next generation solutions. For example, in March 2002, at the optical fiber communications conference in Anaheim, California, I was pleased to announce our new suite of intelligent optical modules and subsystems, PowerRouter and PowerLeveler. I will go into further detail about these products later in this call.

Now I would like to shift gears and discuss what steps we are taking to increase our competitive position. Last quarter, we announced the proposed merger with Oplink Communications, which we hope to close by June 30th. As we stated in our March 19th release, we believe the combined company will be a market leader with leading edge technology, a broad product portfolio, a low-cost structure, a diversified customer base and a very strong financial position.

As I have said previously, we are using this market downturn to strengthen our strategic position in the marketplace. We remain committed to increasing our presence in passive optics, while at the same time keeping an aggressive eye on opportunities in other segments of the market.

In terms of product development, we continue to focus on expediting our time to market for new technologies, while at the same time improving the performance and cost characteristics of our existing products.

We continued to make progress on our new PowerShaper, which we demonstrated at OFC. PowerShaper is intended to effectively compete with dispersion compensating fiber technologies. I am pleased to announce that we expect to recognize sampling revenue during the current quarter and commercial revenue next fiscal year.

As discussed previously, we have two new product families in development, the PowerRouter and PowerLeveler. We believe these products have a competitive advantage over existing technologies. We have already demonstrated the products with customers and expect to generate revenues by the end of this calendar year. I will be discussing these development efforts in more detail in future quarters.

On the sales and marketing front, we are executing on our strategy to get additional design wins with new as well as existing customers. As I mentioned last quarter, we expect to have a major design win with a new customer that will generate revenue by the end of this calendar year.

I will now conclude these opening remarks with my view of the industry and our position.

The optical industry is going through significant changes as carriers continue to focus on streamlining their operations. I expect this to result in further consolidation as carriers and equipment suppliers attempt to improve their position and lower their costs.

I also believe that those companies that take this opportunity to bolster their operations, in terms of offering broader product portfolios, developing next generation technologies, and implementing lower cost structures will benefit the most when a recovery occurs.

That is why during these times we have taken some very big steps to strengthen our company. We believe that the initiatives we are implementing, in particular the proposed merger with Oplink Communications, will give us a decisive competitive advantage. I look forward to discussing with you in upcoming calls the strategies that we are executing and the results of those actions.

Thank you.

Now let me turn it over to Jessy for a detailed discussion of the financials.

Jessy Chao, Vice President, Finance and Chief Financial Officer:
---------------------------------------------------------------

Thank you Paul.

I will first note that all of my statements today exclude any effects for the proposed Oplink merger.

In the third quarter of fiscal year 2002, we reported 10.2 million dollars in revenue. This was a sequential increase of $1.9 million, or 23%, from the prior quarter.

GAAP gross margins were 29%, compared to 40% in the previous quarter. Our Q3 gross margins included a $2.2 million recovery from previous written-off inventory, offset by an additional $1.0 million excess inventory charge. Excluding these two special items, our gross margins would have been 18%, which compared to 17.9 % in the second quarter. Please note that we booked a $1.3 million warranty recovery in the second quarter.

Despite this quarter's sequential increase in revenues and favorable product mix, which both affected our margin positively, we still experienced significant underutilized manufacturing capacity. As we have said previously, volume is one of the key drivers of our gross margins.

Operating expenses, excluding the special items listed in the press release,
------------------
increased to roughly 9.9 million dollars, compared to 9.2 million dollars in the previous quarter.

Research & development expenses in real dollars increased slightly from the
----------------------
prior quarter to $6.1 million. We plan to maintain our funding level in R&D going forward.

SG&A expenses increased roughly 600 thousand dollars to 3.8 million dollars. As
-------------
a percentage of revenue, our SG&A expenses in the third quarter were flat with the prior quarter at 38%. We expect SG&A expenses in absolute dollars to increase slightly in future quarters.

During the third quarter, we recorded an additional $17.1 million net restructuring charge for excess facilities in Newark, California and Richardson, Texas. This charge resulted from our more pessimistic assessment of the commercial property market in these areas. In the third quarter of fiscal 2002, we reported a loss per share, excluding special items, of 11 cents on a basic and diluted share basis compared to negative 10 cents for the prior quarter. Including the special items, the loss is 45 cents.

Now, let me discuss the balance sheet with you.

Our cash and investments balance was $193 million at the end of the quarter. As we have said previously, we expect our operating cash burn rate to be under $10 million per quarter, on a stand-alone basis.

Finally, our days sales outstanding decreased to 22 days and inventory turns in the third quarter were roughly 7 times.

I will now turn you back over to Paul to discuss the Company's outlook.

Paul Engle:
----------

Thank you Jessy.

I would now like to describe a trend happening in this industry. From the carriers to the equipment providers, lead times for products and services are shrinking dramatically. This reduces visibility and makes it extremely difficult to accurately forecast demand. With that as a backdrop, I have decided not to provide guidance at this time.

Now, let me summarize our key messages:

The optical industry continues to experience low visibility and volatile times, as the telecommunications sector evolves.

Having said that, we are taking this opportunity to build Avanex into the leading provider of next generation subsystems and modules. We are executing on this vision by increasing our market presence through different strategies.

At the same time, we are working today to exploit sales opportunities to increase our revenues and market presence.

Finally, we continue to work on developing new products and technologies that give us a competitive advantage.

In conclusion, we believe that by implementing our strategy, we will be a market leader.

Thank you ladies and gentlemen.

Operator, we are now ready to answer questions.

Operator:

         At this time we are ready to begin the formal question and answer session. If you would like to ask a question, please press star then one. You will be announced prior to asking your question. To withdraw your question, press start then 2. Just again, to ask a question, press start then one. One moment please.

         Our first question today is from Sanjiv Wadwhani from RBC capital. You may ask your question.

Analyst:

         Thank you. Paul, I understand where you're coming from in terms of not giving guidance for the quarter, but you did mention in the call that you do see some opportunities out there. I'm curious if you could sort of take that as a baseline and then from there if you could just give us maybe a true end as to do you see things getting much worse from here or sort of at least stabilizing out here? Any qualitative measure that you could give us would helpful for modeling the Company going forward.

Paul Engle:

         Yeah, I realize that modeling is very difficult. It is a perplexing issue. I think what we're seeing is more revenue turning up with short notice and often turning over within the same quarter. So entering the quarter, we may not have backlog to complete the quarter, but significant revenue opportunities do turn up, and if we can respond quickly enough, then we can turn those into revenue during that time period. That practice is becoming increasingly prevalent. While it makes us more responsive, it certainly makes us focus on short lead times and reactionary responsiveness to these opportunities. It's just very difficult to predict. I think just because of that trend that indicates that there is a great deal of uncertainty as our customers simply don't have the ability either to predict what the future looks like, and we're all becoming more reactionary. I don't know when it might end or what signals might say, you know, definitively, you know, what we would look for to see it, to see it end. But it would appear that more turns business is an indicator that there is continued uncertainty in the marketplace.

Analyst:

         But just as a followup. Are you getting any indication from your customers that things are likely to get much worse? I know it's difficult to sort of get your arms around that, but I'm just curious to see in your conversations with them what sort of indications you are getting. And also, in terms of turns business, is it fair to assume that probably 75% of your business is turns business right now, and has that number sort of increased from December going into March?

Paul Engle:

         Well, regarding the first question about customers. You know, my qualitative view about that, which is just simply an opinion based on limited numbers of conversations, is that they're optimistic about the future and hopeful about the future, but I think they don't see the turn yet either. You know, it's hard to say if it's getting worse for them or not. But it probably is fair to say that it's not yet getting better. Regarding turns business, we haven't revealed the details of how much turns business. 75% is too high, but the percent that we're seeing is increasing on a quarterly basis.

Analyst:

         Got it. Thank you.

Operator:

         Our next question is from Joseph Wolf from UBS Warburg. You may ask your question.

Analyst:

         Thanks. Maybe taking a different tact here. Last quarter you gave some guidance for revenues and this quarter you're not. Do you have a different comfort level with the customer activity for the current quarter versus what you were thinking about March? And, I wanted to wrap that up with, could you talk about the dollar amount you put on the sampling type revenue from the quarter that you reported in March.

Paul Engle:

         I think, I think at the time 3 months ago when we reported, there felt like there was some more visibility from our point of view, which I think is, you know, relatively small portion of the marketplace looking at a small quantity of customers and we felt more comfortable going forward. I think things have actually got a bit more murky. Again, this idea of turns business within the quarter seems to be more prevalent. I think there's this sense that the marketplace is doing lots of things to find opportunities and when they find any little window of opportunity, there's a flurry of activity around that, that we're not involved in, then we rush to quickly fill that need and turn those opportunities into revenue. I think we, I do feel that the market is for our position somewhat more uncertain than it was 3 months ago. In terms of sampling revenue, let me try and see if I understand what you mean. Sampling that we're selling or that our customers are selling?

Analyst:

         I would categorize it as product that you could produce in volume, but the end demand isn't there to start really ramping yet.

Paul Engle:

         I think that with these new network applications, demand is relatively small. In most cases, it is the beginning of the ramp, you know, trial tests, early deployment phase. In many of those cases, as they're, you know, installing relatively small quantities of some of these new generation products. In one sense, that's small volume that it's high mix which creates kind of a high cost environment and pretty uncertain. On the other hand, these are design in wins, that we feel ultimately are going, many of which are going to turn into good revenue streams in the future as the market turns on. And we'll be designed in and positioned well to move forward when that happens. Does that answer your question?

Analyst:

         Thank you.

Paul Engle:

         Thanks Joseph.

Operator:

         Our next question is from Conrad Leifur of US Bancorp Piper Jaffray. You may ask your question.

Analyst:

         I guess I was a little surprised at the end market mix. Based on the metro at around 60%. I think it was 75% last quarter. And it just seemed like all the growth was going to be in that segment, if you could provide a little color there.

Jessy Chao:

         Yes, Conrad. In terms of dollar volume, it's about flat. We still maintain the focus on the metro area, which we think will be the area we are going to grow our business in the near term. And, actually, in the last quarter, we have done a good job in terms of getting many design opportunities with some of leading customers.

Analyst:

         Okay then. Just a couple of other questions. I'm just curious as to how the model looks, how gross margins would look if revenues in the June quarter are basically flat. Do you expect to see further improvement there, or, if you could give us a sense of that?

Jessy Chao:

         Let me try to answer your question. Again, the primary factor affecting our gross margin is our very high fixed manufacturing cost existing today. Since we have uncertainty in our outlook, it's quite difficult for us to project our gross margin at this point of time. I will relay that since we are not providing any guidance, we also that we cannot provide realistic guidance in terms of gross margins.

Paul Engle:

         I would also add that small quantities of a fairly, relatively larger number of products is an environment where gross margin is certainly under pressure but it also makes it hard to predict. We're not in the economic, you know, we're not in a good part of the cost curve.

Analyst:

         In terms of the customer mix, were Cisco and Fujitsu over 10%? Did they, if you look at them on a combined basis, could you give a sense of what they amounted to, was it over 50%?

Paul Engle:

         Yes, greater than 50%.

Analyst:

         It was greater than 50%. Last question is on the lead times. I'm just trying to get a sense of how quick you can actually turn around an order. I don't necessarily think of you as a turns business. I'm a little surprised. I'm wondering just how low lead times can get.

Paul Engle:

         Well, we have situations where if we have the right kind of inventory, for example, thin film filters, we can turn those things in 4 weeks, even occasionally 3 weeks. So within a quarter, we can do significant turns business.

Analyst:

         So 3-4 weeks would be about the lower limit?

Paul Engle:

         Yeah, for very much volume. In some cases where we felt an opportunity really represented a big future opportunity, we can do specials in very low quantity even in lower time periods. And we have done that occasionally.

Analyst:

         Okay. Thanks

Operator:

         Our next question is from Barry Lebovitz of Morgan Stanley. You may ask your question.

Analyst:

         Okay 2 questions. Can you first talk about linearity in the quarter and what you saw in that front? Was it very back end or front end loaded? And secondly, on the merger and the shift in manufacturing, what do you anticipate that's doing to your gross margins given that a big portion of the issue is the large fixed manufacturing costs that you have right now?

Jessy Chao:

         Barry, let me try to answer your first question. As you can see our DSO has declined to 22 days. That kind of indicates that we have a pretty linear shipment throughout the fiscal year 2002 third quarter. I will get Paul to answer the second question. But briefly, we think that one of the strategic merits for us to do this merger with Oplink is that they have a very favorable cost structure in terms of having China manufacturing facilities. So, we think that that would be a strategic merit and I will have Paul answer more details about this question.

Paul Engle:

         Yeah, we see the significant advantage of Oplink's strong move into China. They build most of their products there already. Of course, on day one, after the merger closes, we won't have much impact because a) we're not allowed to do anything until the merger closes, and b) we have to go through training and moving, you know, really planning the move of our products there. And that will take some period of time, but we would expect to see significant cost reductions as a result of our ability to move our products into the Oplink facilities in China.

Analyst:

         Has anything changed since you announced the merger at OFC, either to the positive or the negative in terms of proposed integration or surprises, etc.

Paul Engle:

         I think it's going well. Nothing has changed. Things are still moving on a timeline that is essentially what we said during OFC.

Analyst:

         Thanks.

Operator:

         Next question is from Jane Dragone from Unterberg Tobin. You may ask your question.

Analyst:

         I just have 2 questions. Can you just comment on inventories at your customers? And if there are excess inventories, how much do you think that is depressing revenues?

Paul Engle:

         Well I think, you know, inventories have and probably continue to be an issue for at least some of our customers. The rate at which they are deploying those is hard to get a good feel for in most cases. I think in a more generalized sense, my sense about that is the longer time goes on the more those inventories will actually age. As I think that part of future solutions for the networks, for cost effective network operations will probably move on to new technologies and new solutions making those inventories relatively more dated or even obsolete. It's very difficult to get very good sense of inventory reductions from our customers.

Analyst:

         And Paul, in the PowerMux, PowerExchanger was up from 70% to 80%. What's driving that, is it interleavers or OADMs? Can you just give us a sense since you don't break out the revenue between the two products?

Paul Engle:

         I think it's OADMs that are driving that for the most part. And also, just powerfilter solutions by themselves continue as we planned to be less and less part of our total revenue.

Analyst:

         Great, thanks.

Operator:

         Our next question is from Tom Astle from Merrill Lynch. You may ask your question.

Analyst:

         Can you talk a little bit about what revenues you would require to break even at these levels? I know it's a little complicated by your planned merger. But have you done any analysis along those lines? And what's your ability if you want to lower that?

Jessy Chao:

         In terms of Avanex on a stand-alone basis, we're looking for $22 million at a break even on a cash flow basis. We're not disclosing any financial information at this point of time regarding the combined entity.

Analyst:

         And Paul, you mentioned that visibility is pretty weak. And I think in your early comments you said that the winners will be people who control their costs. How long do you wait before you would want to bring down your cost structure at this point and given the economic conditions?

Paul Engle:

         We're in detailed planning now with Oplink senior management about how we will execute our business plan post merger. So the details of that even for us are not yet fully understood. We're taking this time while the merger is working towards close to plan for it. We're looking at that very carefully. And I think there are two things to balance. One is, you can take it very very quickly to take deep reductions so that your break even is absolutely as low as possible and therefore you get it soonest. The other side of the coin is that in certain segments and certain product sets that perhaps with some kind of market turnaround, the upside opportunity might be quite quick. And so if we take it too deep, we could jeopardize our future. We're working through those plans now with Oplink so we can be, we want to hit the ground running when this merger completes.

Analyst:

         And just a question for Jessy, can you remind us what is your inventory obsolescence policy? You seem to be reversing some earlier written down components yet adding more obsolescence to it.

Jessy Chao:

         Yes that's correct. Our policy concerning inventory write off is to expense inventory which we do not expect to use within the next 6 months. If previously written off inventory is later used, like we did this quarter, we recover the costs as a one time event.

Analyst:

         So just the 6 months you use. Thanks, that's all I have.

Jessy Chao:

         Thanks.

Operator:

         That ends our question and answer. Now I will turn the call back over to Paul Engle:

Paul Engle:

         Thank you very much for attending. And our conference call is now concluded.

Forward-looking Statements
--------------------------

The information provided in this conference call contains forward-looking statements, including forward-looking statements regarding new product and technology initiatives, new project designs, our expected results for our fiscal third quarter, prevailing market conditions, our ability to successfully introduce new products and the proposed merger with Oplink. Actual results could differ materially from those projected in or contemplated by the forward-looking statements. Factors that could cause actual results to differ include general economic conditions, the pace of spending and timing of economic recovery in the telecommunications industry and in particular the optical networks industry, the Company's inability to sufficiently anticipate market needs and develop products and product enhancements that achieve market acceptance, any slowdown or deferral of new orders for our products, higher than anticipated expenses the Company may incur in future quarters or the inability to identify expenses which can be eliminated, the impact of the Company's restructuring on its ability to achieve increased efficiencies in its operations and the possibility that the proposed merger with Oplink may not close, or that the closing may be delayed. In addition, please refer to the risk factors contained in the Company's SEC filings, including the Company's quarterly report on Form 10-Q filed with the SEC on February 11, 2002.

Avanex assumes no obligation and does not intend to update these forward-looking statements.


Additional information about the merger and where to find it.
------------------------------------------------------------

Avanex has filed a registration statement on Form S-4 in connection with the proposed merger with Oplink, and Avanex and Oplink intend to mail a joint proxy statement/prospectus to their respective stockholders in connection with the transaction. Investors and security holders of Avanex and Oplink are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about Avanex, Oplink and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) at the SEC's web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained (when it is available) from Avanex and Oplink. In addition to the registration statement on Form S-4 that has been filed by Avanex in connection with the transaction, and the joint proxy statement/prospectus to be mailed to the stockholders of Avanex and Oplink in connection with the transaction, each of Avanex and Oplink file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC's other public reference rooms. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by Avanex and Oplink with the SEC are also available for free at the SEC's web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from Avanex and Oplink.

Avanex, Oplink and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Avanex and Oplink in favor of the Merger. A description of the interests of Avanex's executive officers and directors in Avanex is set forth in the proxy statement for Avanex's 2001 Annual Meeting of Stockholders, which was filed with the SEC on September 17, 2001. A description of the interests of Oplink's executive officers and directors in Oplink is set forth in the proxy statement for Oplink's 2001 Annual Meeting of Stockholders, which was filed with the SEC on October 5, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Avanex's and Oplink's executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.